Exhibit 99.1

 2023 Annual Report  Fighting Against Forced  Labour and  Child Labour in Supply  Chains Act

 2 Algonquin | 2023 Annual Report – Fighting Against Forced Labour and Child Labour in Supply Chains Act  Structure, activities, and supply chains  AQN (TSX/NYSE: AQN), parent company of Liberty, is a diversified international generation, transmission, and distribution utility with approximately U.S.$18 billion of total assets. AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada.  In addition, AQN owns, operates, and/or has net interests in over 4 GW of installed renewable energy capacity.  AQN’s operations are organized across two primary business units consisting of: the Regulated Services Group, which  primarily owns and operates a portfolio of regulated electric, water distribution and wastewater collection, and natural gas utility systems and transmission operations in the United States, Canada, Bermuda, and Chile; and the Renewable Energy Group, which primarily owns and operates, or has investments in,  a diversified portfolio of non-regulated renewable and thermal energy generation assets. Both the Regulated Services Group and Renewable Energy Group procure equipment, materials, and specialized labour to support the development, construction, maintenance, and operation of its utility and power generation infrastructure.  Current policies  The Company aspires to uphold its ethical principles internally and with its external stakeholders. In its Human Rights Policy, the Company establishes its commitment to respecting human rights and related principles, including prohibiting the use of forced labour and child labour, across business activities and relationships. The Company’s commitment  to respecting human rights is also embedded in several company-wide policies such as its Supplier Code of Conduct, Supplier Diversity Policy, and Policy on Procurement.  These policies govern corporate behaviour regarding procurement strategies and supply chain management.  Introduction  Algonquin Power & Utilities Corp. (“AQN”) is reporting in accordance with Canada’s forced labour and child labour legislation, the Fighting Against Forced Labour and Child Labour in Supply Chains Act (the “Act”), for the reporting period from January 1, 2023 to December 31, 2023. This report (the “Report”) is a joint report submitted by AQN, Algonquin Power Co., and Liberty Utilities (Gas New Brunswick) LP (collectively, the “AQN Reporting Entities”). In this Report, unless the context indicates otherwise, references to the “Company”, “its”, and similar expressions refer to the AQN Reporting Entities.  Code of Business Conduct and Ethics  The Company’s Code of Business Conduct and Ethics requires compliance with applicable laws, including employment, discrimination, health, safety, antitrust, securities, banking, privacy, anti-bribery, anti-corruption, trade, labour, and environmental laws. All employees must complete annual training on compliance with the Code of Business Conduct and Ethics. No Company representative (being directors, trustees, officers, employees, agents, and contractors) has authority to violate any law or to direct another Company representative or other person to violate any law on behalf  of the Company.

 3  Suppliers policies  The Company has the following policies in place to promote the integrity, ethics, and sustainable practices of its suppliers:  Supplier Code of Conduct  The Supplier Code of Conduct outlines the Company’s expectation that suppliers respect prescribed labour practice obligations, including that suppliers must:  provide wages, working hours, compensation, and benefits to employees that comply with applicable laws;  comply with the labour legislation of the relevant jurisdiction;  not allow the use of child labour or forced labour; and  provide safe and healthy work environments  to their workforce, meeting occupational health and safety standards.  The Company expects its suppliers to make a reasonable effort, supported by continuous and thorough due diligence processes, to cause all providers within their respective supply chains to adhere to applicable prescribed labour obligations, including those listed above.  The Company is in the process of embedding the Supplier Code of Conduct in its new supplier contracts and new vendor onboarding processes. The Supplier Code of Conduct is publicly available on AQN’s Supplier Information website.  Policy on Procurement  The Policy on Procurement provides guidance on the criteria for the Company’s procurement of goods and services.  The policy applies to employees, contractors, and consultants sourcing and procuring goods and services on behalf of  the Company. It outlines the Company’s expectation for  goods and services procured to meet applicable legal requirements, and all procurement processes and procedures to:  maintain the highest ethical standards in dealing with suppliers;  promote loyalty and respect for rules and regulations, integrity, impartiality and fairness, transparency, confidentiality, avoidance of appearance of impropriety, and due diligence; and  promote objectivity and integrity in keeping with  the Company’s Code of Business Conduct and Ethics.  Workplace policies  The Company seeks to foster equal opportunity, an environment without discrimination or incivility, and a healthy and safe work environment for all employees. The following policies support the Company’s culture and align with the intent and premise of the Act: 1) Workplace Civility Policy,  2) Diversity, Equity and Inclusion in the Workplace Policy, and 3) Human Rights Policy. These workplace policies are designed to protect employees and respect their rights and are supported by a grievance mechanism to report violations or concerns.  Grievance mechanism  The Company has engaged the services of a third-party service provider to facilitate reporting of grievances through a secure “ethics hotline” system for all Company employees and suppliers. The ethics hotline protects the identity of individuals, including the Company’s suppliers, and provides access through primary communication methods: e-mail, voicemail, and web interface. More information on the reporting of ethical issues and concerns can be found  in the Ethics Reporting Policy on AQN’s website.  Due diligence process  Supplier due diligence process  The Company continues to partner with reputable suppliers rated by recognized industry-wide agencies, many of whom are publicly listed companies with policies on labour requirements. The suppliers are selected based on the company’s assessment of various factors including,  but not limited to, a vendor’s health and safety standards, environmental track record, quality control/quality assurance prevention plans, financial and commercial bankability, business scale, prior track record in working with the Company, reputation, and credibility. The Company expects its suppliers to comply with applicable local labour laws  and prohibit the use of forced labour or child labour. For the Renewable Energy Group’s suppliers with higher risk profiles, AQN encourages obtaining transparency or traceability documentation regarding a supplier’s workforce and supply chain, such as a supplier code of conduct and bill  of materials.

Identifying and addressing risks

The Regulated Services Group, which is the larger of AQN's two primary business units, prefers to source goods from local manufacturers and distributors in Canada and the U.S., while the Renewable Energy Group procures internationally for equipment with long manufacturing lead times. Therefore, the risks identified below are elevated in the Renewable Energy Group supply chain activities relative to the Regulated Services Group supply chain activities. The Company continues to monitor, identify, and assess risks pertaining to forced labour or child labour in its supply chains and business relationships.

Risks category	Risk identification	Actions taken in 2023
Sector risk	There are industry-wide forced labour and child labour risks identified within the renewable energy development and/or generation sector.	Refer to the actions below to address potential risks within the renewable energy development and/or generation sector, specifically risks related to identified products, raw materials, location, and tier 1 suppliers.
Product risk – raw materials or commodities used in supply chains	Sub-component manufacturing and product assembly activities require specialized/skilled labour, and therefore are less exposed to forced labour or child labour risks. These risks are identified in raw material mining, sourcing, and manufacturing activities associated with the products below: • Photovoltaic solar modules and sub-components (including quartz, metallurgic grade polysilicon, ingots, wafers, and cells) • Battery cells • Transformers, breakers, and switchgear • Wind turbine generators	The Renewable Energy Group works with third-party inspectors to conduct factory audits, cross-reference bill of materials, and oversee manufacturing of key equipment such as solar modules and main power transformers. The Renewable Energy Group has requested from its suppliers relevant policies and information, including bill of materials, internal code of business conduct, supplier code of conduct, and applicable forced labour and child labour statements and reports related to the suppliers' efforts to mitigate forced labour or child labour risks associated with these products.
Location risk	The WalkFree Global Slavery Index was referenced when assessing the location risks in the company's supply chain. Based on WalkFree Global Slavery Index's prevalence of modern slavery data, the following region prevalent to AQN's supply chains is identified: • Xinjiang Province, China	For solar module procurement, the Renewable Energy Group does not source any equipment or material with the Xinjiang (or Hoshine) affiliation to comply with the U.S. Uyghur Forced Labour Prevention Act (UFLPA) and mitigate forced labour risks. Module contracts are written to require Original Equipment Manufacturers (OEMs) to follow UFLPA. During the Request for Proposal process, the Renewable Energy Group requires proponents to sign a Proposal Submission Form, which identifies, highlights, and prohibits the use of any forced labour or child labour as employees or subcontractors.
Tier 1 (direct) supplier risk	Forced labour and child labour risks associated with partnering with AQN's tier 1 (direct) suppliers.	The Renewable Energy Group and the Regulated Services Group are currently in the process of requesting key suppliers to acknowledge AQN's Supplier Code of Conduct, which prohibits the suppliers from using any forced labour or child labour.

The Company considers the risk of forced labour and child labour occurring within its operations to be low. Potential risk of forced labour and child labour in its operations is mitigated by adherence to policies and procedures outlined in this Report that, among other things, govern recruitment and labour sourcing, working conditions, and the ethical treatment of employees.

4 **Algonquin** | 2023 Annual Report – Fighting Against Forced Labour and Child Labour in Supply Chains Act

5  Remediation measures  In fiscal year 2023, the Company has not identified any forced labour or child labour involved in its supply chains. Accordingly, no remediation measures were conducted, including those related to remediating the loss of income to vulnerable families resulting from measures taken to eliminate the use of forced labour or child labour in the Company’s activities and supply chains. The ethics hotline referred to previously provides a reporting mechanism to report on any ethical concerns, including any potential forced labour or child labour concerns in AQN’s supply chains and operations.  No complaints related to forced labour and child labour were received through the ethics hotline. All Company employees and suppliers may report anonymously through the third-party hotline. Following the receipt of a complaint, the Company conducts an investigation and works to address and if possible resolve the situation if the complaint is substantiated. The Company intends to continue to review  approaches and processes to identify violations of Company policies and determine any associated actions as needed.  Employee training  In the year ended December 31, 2023, the Company did not provide training specific to forced labour and child labour. However, the Company achieved 100% employee participation in 2023 for its annual Code of Business Conduct and Ethics training. Further, the Company has mandated all new full-time employees to attend a cultural orientation as part of the onboarding process, which covers diversity, equity and inclusion, and compliance topics. Employee training is  managed by the Company’s Talent Development team who provides both initial and refresher training for employees. The Company has plans to bring further education and awareness of forced labour and child labour and related expectations to its employees through its annual Code  of Business Conduct and Ethics training and targeted training initiatives.  Evaluation and assessment  The Company did not have specific assessment tools in place to evaluate its effectiveness of actions targeted at forced labour and child labour in 2023. However, through standard business practices, the Company requires compliance from its employees and suppliers with various policies and practices, including those outlined in the previous sections, many of which align with and support the intention of the Act. As mentioned previously, the Company did not receive any complaints regarding forced labour and/or child labour through its ethics hotline in 2023. The Company intends  to monitor and track the number of complaints related to forced labour and/or child labour going forward.  The Company established a Steering Committee including senior and experienced members from Compliance,  Procurement, and Sustainability functions within the Company to assess its current approaches to combat forced labour and child labour.  The Company intends to evolve its standard processes to address specific components of the Act, in the future,  should its assessment identify gaps in the effectiveness of its processes. The Company also intends to evaluate and refine its approach to assessing the effectiveness of its actions to prevent and reduce the risk of forced labour and child labour in its supply chains.

 6 Algonquin | 2023 Annual Report – Fighting Against Forced Labour and Child Labour in Supply Chains Act  Approval and Board Attestation Statement  This Report was approved by the Board of Directors of AQN on behalf of the AQN Reporting Entities pursuant to section 11(4)(b)(ii) of the Act on May 2, 2024.  In my capacity as a Director of AQN and not in my personal capacity, I make this attestation in accordance with the requirements of the Act. In accordance with the requirements of the Act, and in particular section 11 thereof, I attest that I have reviewed the information contained in the report for the entity or entities listed above. Based on my knowledge, and having exercised reasonable diligence,  I attest that the information in the report is true, accurate, and complete in all material respects for the purposes of the Act, for the reporting year listed above.  Full name:  Masheed Saidi  Title:  Chair of the Board Risk Committee  Date:  May 8, 2024  Signature:  “I have the authority to bind Algonquin Power & Utilities Corp”.

 7  Caution concerning forward-looking statements and forward-looking information  This report may contain statements that constitute “forward-looking information” within the meaning of applicable securities laws in each of the provinces and  territories of Canada and the respective policies, regulations and rules under such laws or “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information”). The words “aims”, “anticipates”, “believes”, “budget”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”,  “plans”, “projects”, “schedule”, “should”, “will”, “would”, “seeks”, “strives”, “targets” (and grammatical variations of such terms) and similar expressions are often intended to identify forward-looking information, although not all forward- looking information contains these identifying words. Specific forward-looking information contained in this report includes, but is not limited to, statements relating to: the Supplier  Code of Conduct, including the embedding of the Supplier Code of Conduct in new supplier contracts and new vendor onboarding processes; the implementation of policies and processes in relation to forced labour and child labour, including the monitoring of complaints, identification of violations, conduct of investigations, taking of remedial actions, and the training of employees; the intention to evolve standard processes to address specific components of the Act; and the intention to evaluate and refine the Company’s approach to assessing the effectiveness of actions to prevent and reduce the risk of forced labour and child labour in Company supply chains. The forward-looking information contained in this report is based on factors or assumptions that were applied  in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward- looking statements relate to future events and conditions,  by their very nature they require making assumptions and involve inherent risks and uncertainties. AQN cautions that although it is believed that the assumptions are reasonable  in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements.  Forward-looking statements contained herein are provided for the purposes of presenting information about management’s current expectations and plans relating to the future and  such information may not be appropriate for other purposes. Material risk factors and assumptions include those set out in AQN’s Annual Information Form and Management Discussion & Analysis for the year ended December 31, 2023, each of which is available on SEDAR+ and EDGAR. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, AQN undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.  All forward-looking information contained herein is given pursuant to the “safe harbour” provisions of applicable securities legislation and is qualiﬁed by these cautionary statements.  .

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